Exhibit 99.1

Qudian Inc. Reports First Quarter 2019

Unaudited Financial Results

XIAMEN, China, May 20, 2019 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading provider of online small consumer credit products in China, today announced its unaudited financial results for the quarter ended March 31, 2019.

First Quarter 2019 Operational Highlights:

•	Total outstanding loan balance[1] as of March 31, 2019 increased by 91.2% to RMB24.6 billion from March 31, 2018

•	Total number of registered users as of March 31, 2019 reached 73.3 million, representing an increase of 12.1% from March 31, 2018

•	Number of outstanding borrowers[2] as of March 31, 2019 increased by 2.7% to 5.4 million from 5.3 million as of December 31, 2018

•	Cumulative number of borrowers[3] as of March 31, 2019 increased by 14.6% to 17.2 million from March 31, 2018

•	New active borrowers[4] for this quarter increased by 16.6% to 523,979, from 449,480 for the fourth quarter of 2018 as a result of successful activation of Qudian’s user base

•	Weighted average loan tenure was 9.9 months for this quarter, compared with 10.4 months for the fourth quarter of 2018

•	Cumulative number of users for traffic referral service was 2.5 million; Cumulative number of users for transaction referral service was 136,599 as of March 31, 2019

[1]	Includes off and on balance sheet loans directly or indirectly funded by our funding partners but does not include auto loans from Dabai Auto business.
[2]	Outstanding borrowers are borrowers who have outstanding loans as of a particular date.
[3]	Cumulative number of borrowers are borrowers who have drawn down credit on or prior to a particular date, on a cumulative basis.
[4]	Active borrowers are borrowers who have drawn down credit in the specified period.

First Quarter 2019 Financial Highlights:

•	Total revenues increased by 22.2% year-on-year to RMB2,096.9 million (US$312.4 million)

•	Loan facilitation income and others substantially increased year-on-year to RMB644.4 million (US$96.0 million) from RMB277.6 million for the same period last year

•

Referral service fee, which relates to traffic referral service and transaction referral service provided by our open platform, substantially increased to RMB158.7 million (US$23.7 million) from nil for the same period last year

•	Financing income increased by 30.1% to RMB1,010.8 million (US$150.6 million) from RMB776.7 million for the same period last year as a result of an increase in average on-balance sheet loan balance

•	Net income increased by 200.7% year-on-year to RMB949.6 million (US$141.5 million), or RMB3.19 (US$0.48) per diluted ADS

•	Non-GAAP net income[5] increased by 187.9% year-on-year to RMB974.3 million (US$145.2 million), or RMB3.27 (US$0.49) per diluted ADS

[5]	For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

“We’re pleased to report another record quarter,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “We remained focused on growing our loan book steadily looking for exceptional risk-adjusted profits, while investing in our open-platform initiative launched in the third quarter of 2018 to drive additional profit growth. Leveraging our affordable and streamlined product and service offerings as well as strong brand recognition, our registered users grew to 73.3 million during the quarter with minimal incremental marketing costs. Notably, new active borrowers grew to 523,979 from the fourth quarter of 2018.”

“Supported by overwhelming user demand, we successfully diversified our institutional funding base and expect to secure sufficient funding for the year. Meanwhile, with our massive transactional and behavioral data accumulated through over RMB201 billion worth of transactions as well as external partnerships, we maintained asset quality at our target level while continuing to lead the industry in big data analytics.”

“Beyond income from our loan book business, our open-platform initiative showed encouraging developments in terms of revenue contribution and funding partnerships. As of end of the first quarter, we accumulatively referred over 136 thousand users to our open-platform partners for transaction referral service. As of today, two partners have signed up for our transaction referral service. Looking ahead, we will continue to invest in our open platform and expand partnerships in funding and user engagement, fueling growth above and beyond the capacity of our balance sheet. Given the exciting and visible growth throughout these core business lines, we will stay focused on our technology-based consumption credit services and have discontinued efforts outside of consumption credit opportunities, including winding down of the Dabai auto business beginning in the second quarter of 2019.”

“Coming off a record year of 2018, we started 2019 with another new milestone by achieving record Non-GAAP net income of RMB974.3 million, an 187.9% year-to-year increase as a result of successfully growing our loan balance while managing risk appropriately,” said Mr. Carl Yeung, Chief Financial Officer of Qudian. “Our loan book saw growth of 91.2% year-on-year, which further demonstrated strong demand from our users and ample institutional funding. During the quarter, we added five more licensed funding partners and obtained a new RMB10 billion loan facilitation credit balance from one of the largest direct banks at a competitive cost. During this quarter, through successful efforts in testing and activating our dormant user base, new active borrowers increased by 16.6% from last quarter, contributing 18.0% of total active borrowers.”

“Our open-platform initiative introduced last year is already showing strong profit potential, generating RMB158.7 million in revenue for the first quarter with little marginal operational cost and zero credit cost. We believe our credit analytics technology and brand influence is more than ample to support the full commercialization of our open-platform. Therefore, we intend to build a traffic ecosystem combining our internal user base with users across other leading mobile apps and utilize our leading credit big data analytics to refer quality transactions to a large range of licensed financial institutions. One recent effort to build traffic ecosystem for credit services is our strategic minority stake investment in a leading mobile app with more than 15 million monthly active users, with exclusive user engagement access to Qudian on their app to provide credit and credit referral services.

“With solid first quarter results and ample external funding, we remain confident in achieving our guidance announced in December 2018 and expect full year 2019 Non-GAAP net income to exceed RMB3.5 billion. Against this healthy outlook, we recently bought back all our remaining shares held by Kunlun Group Limited. for US$103.2 million and subsequently cancelled the related 18,173,885 ADSs in order to further enhance our EPS, demonstrating our long-standing commitment to delivering shareholder value.”

First Quarter Financial Results

Total revenues were RMB2,096.9 million (US$312.4 million), an increase of 22.2% from RMB1,716.6 million for the first quarter of 2018, mainly driven by a substantial increase in loan facilitation income and others and an increase in financing income, partially offset by a decrease in sales income generated by the Dabai Auto business.

Financing income totaled RMB1,010.8 million (US$150.6 million), an increase of 30.1% from RMB776.7 million for the first quarter of 2018, due to an increase in average on-balance loan balance.

Loan facilitation income and others increased to RMB644.4 million (US$96.0 million) from RMB277.6 million for the first quarter of 2018, as a result of a substantial increase in off-balance sheet transactions.

Referral service fee substantially increased to RMB158.7 million (US$23.7 million) from nil in the first quarter of 2018, as a result of the ramp-up of the open-platform initiative.

Sales income decreased to RMB137.0 million (US$20.4 million) from RMB546.0 million for the first quarter of 2018, due to the scaling down of the Dabai Auto business.

Sales commission fee increased by 22.0% to RMB135.9 million (US$20.2 million) from RMB111.4 million for the first quarter of 2018, due to an increase in the gross merchandise value.

Total operating costs and expenses decreased by 29.4% to RMB985.7 million (US$146.9 million) from RMB1,395.7 million for the first quarter of 2018.

Cost of revenues decreased by 62.1% to RMB260.5 million (US$38.8 million) from RMB686.4 million for the first quarter of 2018, primarily due to a decrease in costs incurred by the Dabai Auto business and a decrease in funding costs associated with our core online consumer finance businesses.

Sales and marketing expenses decreased by 35.0% to RMB79.9 million (US$11.9 million) from RMB122.9 million for the first quarter of 2018. The decrease was primarily due to a decrease in marketing expenses associated with the scaling down of the Dabai Auto business.

General and administrative expenses increased by 48.1% to RMB82.9 million (US$12.4 million) from RMB56.0 million for the first quarter of 2018 as a result of an increase in staff salary and third party service fees, partially offset by a decrease in administrative fees payable to trust companies due to decreased use of trust funding in this quarter.

Research and development expenses increased by 45.9% to RMB63.5 million (US$9.5 million) from RMB43.5 million for the first quarter of 2018 as a result of an increase in staff salary.

Provision for receivables decreased by 12.0% to RMB390.4 million (US$58.2 million) from RMB443.6 million for the first quarter of 2018. The decrease was primarily due to a decrease in past-due on-balance sheet outstanding principal receivables compared to the first quarter of 2018, partially offset by a write-down relating to the Dabai Auto business of RMB38.0 million (US$5.7 million).

As of March 31, 2019, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB571.6 million (US$85.2 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB681.4 million (US$101.5 million), indicating M1+ Delinquency Coverage Ratio of 1.2x.

Due to the increase in loan tenure, we believe M1+ delinquency rate was not fully representative of loan performance and therefore, we added actual charge-off rates to supplement the disclosure. We will continue to evaluate the disclosure of operating metrics that meaningfully represent our loan performances.

The following chart displays “vintage charge-off rate” for the quarters indicated. Vintage charge-off rate refers to, with respect to on- and off-balance sheet loans originated during a specified time period, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage:

The following chart displays the historical lifetime cumulative M1+ delinquency rate by vintage from the second month after credit drawdowns up to the twelfth month after such transactions for all transactions for each of the quarters indicated, 2019, before charge-offs:

Income from operations increased by 248.7% to RMB1,138.1 million (US$169.6 million) from the first quarter of 2018.

Net income attributable to Qudian’s shareholders increased by 200.7% to RMB949.6 million (US$141.5 million), or RMB3.19 (US$0.48) per diluted ADS.

Non-GAAP Net income attributable to Qudian shareholders increased by 187.9% to RMB974.3 million (US$145.2 million), or RMB3.27 (US$0.49) per diluted ADS.

Cash Flow

As of March 31, 2019, the Company had cash and cash equivalents of RMB1,931.4 million (US$287.8 million) and restricted cash of RMB1,138.4 million (US$169.6 million). Restricted cash mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; (ii) time deposits that are pledged for short-term bank loans; and (iii) security deposits held in designated bank accounts for guarantee of off-balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

As of March 31, 2019, net cash provided by operating activities was RMB1,197.4 million (US$178.4 million), mainly attributable to net income of RMB949.6 million (US$141.5 million) and provision for receivables of RMB390.4 million (US$58.2 million). Net cash used in investing activities was RMB1,454.3 million (US$216.7 million), mainly due to payments to originate loan principal of RMB7,704.3 million (US$1,148.0 million), partially offset by proceeds from collection of loan principal of RMB6,297.0 million (US$938.3 million). Net cash provided by financing activities was RMB496.6 million (US$74.0 million), mainly due to proceeds from borrowings of RMB1,797.0 million (US$267.8 million), partially offset by repayments of borrowings of RMB1,271.3 million (US$189.4 million).

Update on Share Repurchase

On December 1, 2017 and December 13, 2018, the Company announced two share repurchase programs to purchase up to US$600 million of the Company’s American Depositary Shares. In light of continued disconnection between strong fundamentals and low stock price, on April 12, 2019, the Company repurchased all the remaining 18,173,885 shares held by one of its shareholders, Kunlun Group Limited for US$103.2 million and subsequently cancelled the shares.

Outlook

The Company reaffirms its total Non-GAAP net income for the full year of 2019 to exceed RMB3.5 billion, which will represent a 37.3% increase from RMB2,549.3 million for 2018.

The above outlook is based on current market conditions and reflects the Company’s preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer demand, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call on May 20, 2019 at 7:00 AM U.S. Eastern Time, (7:00 PM Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1-866-519-4004 (toll-free) / +1-845-675-0437

International:	+65-6713-5090

Hong Kong:	800-906-601 (toll-free) / +852-3018-6771

Mainland China:	400-620-8038 / 800-819-0121

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Qudian Conference Call”. Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 28, 2019, by dialing the following telephone numbers:

U.S.:	+1-855-452-5696 (toll-free) / +1-646-254-3697

International:	+61-28199-0299

Hong Kong:	800-963-117 (toll-free) / +852-3051-2780

Mainland China:	400-632-2162 (toll-free) / 800-870-0205 (toll-free)

Passcode:	5789537

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss / income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7112 to US$1.00, the noon buying rate in effect on March 31, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.

Annie Huang

Tel: +86-592-591-1580

E-mail: ir@qudian.com

The Foote Group

Philip Lisio

Tel: +86-135-0116-6560

E-mail: qudian@thefootegroup.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2018	2019
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Revenues:
Financing income	776,747	1,010,758	150,608
Sales commission fee	111,379	135,854	20,243
Sales income	546,034	136,971	20,409
Penalty fee	4,886	10,140	1,511
Loan facilitation income and others	277,577	644,412	96,020
Referral service fee	—	158,724	23,651

Total revenues	1,716,622	2,096,859	312,442

Operating cost and expenses:
Cost of revenues	(686,404)	(260,485)	(38,813)
Sales and marketing	(122,945)	(79,857)	(11,899)
General and administrative	(55,990)	(82,896)	(12,352)
Research and development	(43,521)	(63,508)	(9,463)
Loss on guarantee liability	(43,187)	(108,581)	(16,179)
Provision for receivables	(443,615)	(390,391)	(58,170)

Total operating cost and expenses	(1,395,661)	(985,718)	(146,876)
Other operating income	5,457	26,995	4,022

Income from operations	326,418	1,138,136	169,588
Interest and investment income, net	19,536	2,107	314
Foreign exchange gain/(loss), net	(21,950)	7,921	1,180
Other income	672	1,227	183
Other expense	(168)	(1,526)	(227)

Net income before income taxes	324,508	1,147,865	171,038
Income tax expenses	(8,692)	(198,243)	(29,539)

Net income	315,816	949,622	141,499

Net income attributable to Qudian Inc.’s shareholders	315,816	949,622	141,499

Earnings per share for Class A and Class B ordinary shares:
Basic	0.97	3.20	0.48
Diluted	0.95	3.19	0.48

Earnings per ADS (1 Class A ordinary share equals 1 ADS):
Basic	0.97	3.20	0.48
Diluted	0.95	3.19	0.48

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	326,372,211	296,766,678	296,766,678
Diluted	331,424,416	297,726,986	297,726,986

Other comprehensive loss:
Foreign currency translation adjustment	(142,548)	(18,809)	(2,803)

Total comprehensive income	173,268	930,813	138,696

Total comprehensive income attributable to Qudian Inc.’s shareholders	173,268	930,813	138,696

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
	2018	2019
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,501,188	1,931,430	287,792
Restricted cash	339,827	1,138,364	169,621
Short-term investments	—	30,000	4,470
Short-term loan principal and financing service fee receivables	8,417,821	10,010,611	1,491,628
Short-term finance lease receivables	508,647	492,132	73,330
Amounts due from related parties	2	44	7
Short-term contract assets	903,436	1,338,853	199,495
Other current assets	1,818,222	1,760,532	262,326
Total current assets	14,489,144	16,701,966	2,488,669

Non-current assets:
Long-term loan principal and financing service fee receivables	665,653	388,200	57,844
Long-term finance lease receivables	649,243	569,629	84,877
Operating lease right-of-use assets	—	149,673	22,302
Investment in equity method investee	33,199	30,635	4,565
Property and equipment, net	26,224	40,842	6,086
Intangible assets	7,264	7,056	1,051
Land use right	106,545	—	—
Long-term contract assets	15,597	22,848	3,405
Deferred tax assets	243,413	312,911	46,625
Other non-current assets	17,093	23,199	3,457
Total non-current assets	1,764,231	1,544,993	230,212

TOTAL ASSETS	16,253,375	18,246,959	2,718,881

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of	As of
	December 31,	March 31,
	2018	2019
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	3,860,441	4,201,713	626,075
Short-term lease liabilities	—	18,202	2,712
Accrued expenses and other current liabilities	507,486	515,414	76,799
Guarantee liabilities	302,605	566,630	84,431
Income tax payable	348,830	445,261	66,346

Total current liabilities	5,019,362	5,747,220	856,363

Non-current liabilities:
Deferred tax liabilities	—	102,968	15,343
Long-term lease liabilities	—	23,188	3,455
Long-term borrowings and interest payables	413,400	597,500	89,030

Total non-current liabilities	413,400	723,656	107,828

Total liabilities	5,432,762	6,470,876	964,191

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary shares	161	162	24
Class B Ordinary shares	44	44	6
Treasury shares	(362,130)	(362,130)	(53,959)
Additional paid-in capital	6,160,446	6,185,101	921,609
Accumulated other comprehensive loss	(44,858)	(63,667)	(9,487)
Retained earnings	5,066,951	6,016,573	896,497

Total shareholders’ equity	10,820,613	11,776,083	1,754,690

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,253,375	18,246,959	2,718,881

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended March 31,
	2018	2019
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Total net income attributable to Qudian Inc.’s shareholders	315,816	949,622	141,499
Add: Share-based compensation expenses	22,651	24,656	3,674

Non-GAAP net income attributable to Qudian Inc.’s shareholders	338,467	974,278	145,173

Non-GAAP net income per share—basic	1.04	3.28	0.49
Non-GAAP net income per share—diluted	1.02	3.27	0.49
Weighted average shares outstanding—basic	326,372,211	296,766,678	296,766,678
Weighted average shares outstanding—diluted	331,424,416	297,726,986	297,726,986